DTOMI [LOGO]                                        601 Union Street, Suite 4500
                                                       Seattle, Washington 98101


                                 August 11, 2005


Via EDGAR and Facsimile

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Attention: Peggy Kim

         Re: Dtomi, Inc.; Registration Statement on Form SB-2
             (File No. 333-116205)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, Dtomi, Inc., a Nevada corporation (the "Registrant"), hereby requests withdrawal of its Registration Statement on Form SB-2 (File No. 333-116205), together with all exhibits and amendments thereto (the "Registration Statement"), originally filed with the Securities and Exchange Commission on June 4, 2004.

         The Registrant does not wish to undertake the offering described in the Registration Statement. Please note that no securities have been sold in connection with the Registration Statement.

         If you have any questions, please contact the undersigned at (206) 262-9545.

                                     Sincerely,

                                     DTOMI, INC.

                                     By:  /s/ David M. Otto
                                          -------------------------------
                                     Name:  David M. Otto
                                     Title:  Chairman of the Board and Secretary